Exhibit 99.1

NewsRelease

TransCanada Announces 2018 Annual Meeting
Board of Director Election Results

CALGARY, Alberta -- April 27, 2018 -- TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that at its 2018 annual meeting of shareholders held earlier today, each of the following 11 nominees were elected as directors of TransCanada on a vote by ballot to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	551,114,778	98.90	6,103,223	1.10
Stéphan Crétier	556,188,656	99.82	1,023,983	0.18
Russell K. Girling	556,280,425	99.83	937,576	0.17
S. Barry Jackson	550,699,101	98.83	6,517,588	1.17
John E. Lowe	554,450,991	99.50	2,767,011	0.50
Paula Rosput Reynolds	553,756,103	99.38	3,461,898	0.62
Mary Pat Salomone	555,059,177	99.61	2,158,825	0.39
Indira Samarasekera	555,355,807	99.67	1,860,882	0.33
D. Michael G. Stewart	556,082,270	99.80	1,135,731	0.20
Siim A. Vanaselja	554,477,504	99.51	2,740,498	0.49
Thierry Vandal	556,161,094	99.81	1,056,908	0.19

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and posted to the Events page in the Investors section of www.transcanada.com by no later than Tuesday, May 1, 2018.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 26, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522